

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 27, 2015

Temple H. Weiss
Chief Financial Officer
CEC Entertainment, Inc.
1707 Market Place Boulevard
Irving, Texas 75063

        Re: **CEC Entertainment, Inc.**
                  Form 10-K for the Fiscal Year Ended December 28, 2014
                  Filed March 5, 2015
                  Form 8-Ks filed July 30, 2015, May 8, 2015, and February 27, 2015
                  File No. 001-13687

Dear Mr. Weiss:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2014

Notes to Consolidated Financial Statements

Note 15. Stock-Based Compensation Arrangements

Successor Stock Options Plan, page 79

1. Please revise to include all applicable disclosures required by ASC 718-10-50. In this regard, we note that the weighted average grant date fair value of options granted, and a description of the relevant assumptions used to estimate the fair value including expected term, volatility, dividends, and risk free rate have not been disclosed.

Form 8-Ks filed July 30, 2015, May 8, 2015, and February 27, 2015

2. We note your presentation of combined results of operations, cash flows and non-GAAP measure Adjusted EBITDA for the predecessor and successor periods of 2014 in your comparisons to 2015 results. Please note that in our letter dated December 23, 2014 we stated that "it is not appropriate to combine the results for the predecessor and successor periods for purposes of MD&A discussion or otherwise as the financial statements are prepared on different bases of accounting and are not comparable." This statement also applies to the presentation of the predecessor and successor periods in your 8-K earnings releases. Please do not combine the predecessor and successor periods in all future periods, as doing so is not considered appropriate given the different bases of accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure